SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)*

TripAdvisor, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

896945201

(CUSIP Number)

Cindy Xiaofan Wang, Chief Financial Officer

Trip.com Group Limited

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

+86 (21) 3406-4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 46/F, Jing An Kerry Center, Tower II 1539 Nanjing West Road, Shanghai 200040 People’s Republic of China +86 (21) 6193-8200

May 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

This statement on Schedule 13D constitutes Amendment No.1 to the initial Schedule 13D (the “Original Schedule 13D”) filed on July 17, 2020 on behalf of each of Trip.com Group Limited, LVSH Limited and Ctrip.com (Hong Kong) Limited, with respect to the common stocks, par value US$0.001 per share (the “Common Stocks”), of TripAdvisor, Inc. (the “Issuer”), a Delaware Corporation.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896945201

1	NAMES OF REPORTING PERSON Trip.com Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,567,788 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,567,788 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,567,788 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5% (or 4.1% of the total common stocks assuming conversion of all outstanding Class B common stocks into the same number of common stocks)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents (i) 4,880,732 common stocks directly held by LVSH Limited, a British Virgin Islands company, and (ii) 687,056 common stocks directly held by Ctrip.com (Hong Kong) Limited, a Hong Kong company, as of May 26, 2021. LVSH Limited is indirectly wholly-owned by Trip.com Group Limited and Ctrip.com (Hong Kong) Limited is a wholly-owned subsidiary of Trip.com Group Limited.

(2)

Calculation is based on 124,096,338 common stocks (or 136,896,337 common stocks of the Issuer, assuming conversion of all outstanding Class B common stocks into the same number of common stocks) issued and outstanding as of April 16, 2021, as provided by the Issuer.

CUSIP No. 896945201

1	NAMES OF REPORTING PERSON LVSH Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,880,732 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,880,732 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,880,732 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (or 3.6% of the total common stocks assuming conversion of all outstanding Class B common stocks into the same number of common stocks)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Represents 4,880,732 common stocks directly held by LVSH Limited, a British Virgin Islands company, as of May 26, 2021. LVSH Limited is indirectly wholly owned by Trip.com Group Limited.
(2)

Calculation is based on 124,096,338 common stocks (or 136,896,337 common stocks of the Issuer, assuming conversion of all outstanding Class B common stocks into the same number of common stocks) issued and outstanding as of April 16, 2021, as provided by the Issuer.

CUSIP No. 896945201

1	NAMES OF REPORTING PERSON Ctrip.com (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 687,056 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 687,056 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,056 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (or 0.5% of the total common stocks assuming conversion of all outstanding Class B common stocks into the same number of common stocks)(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents 687,056 common stocks directly held by Ctrip.com (Hong Kong) Limited, a Hong Kong company, as of May 26, 2021. Ctrip.com (Hong Kong) Limited is wholly-owned subsidiary of Trip.com Group Limited.

(2)

Calculation is based on 124,096,338 common stocks (or 136,896,337 common stocks of the Issuer, assuming conversion of all outstanding Class B common stocks into the same number of common stocks) issued and outstanding as of April 16, 2021, as provided by the Issuer.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends and supplements the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following as a new paragraph immediately after the ninth paragraph thereof:

As of May 26, 2021, the Reporting Persons sold an aggregate of 1,386,440 shares of Common Stock, which represent more than 1% of the Issuer’s outstanding common stocks as of April 16, 2021. The Reporting Persons also fail to hold the minimum number of shares of Common Stock required under the Governance Agreement in order for Trip.com Group to maintain the right to appoint one board member of the Issuer. Trip.com Group will continue its strategic partnership with the Issuer, including the joint venture formed and jointly controlled by Trip.com Group and the Issuer.

Item 5. Interest in Securities of the Issuer.

The first paragraph of Items 5(a)-(b) of the Original Schedule 13D is hereby amended and restated as follows:

(a)–(b)    The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No.1 are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on a total of 124,096,338 common stocks (or 136,896,337 common stocks of the Issuer, assuming conversion of all outstanding Class B common stocks into the same number of common stocks) issued and outstanding as of April 16, 2021, as provided by the Issuer.

Items 5(c) of the Original Schedule 13D is hereby amended and restated as follows:

(c) Between May 14, 2021 and May 26, 2021, the Reporting Persons sold an aggregate of 1,386,440 shares of Common Stock in open market transactions as follows:

Date	Amount of Common Stocks	Price per Common Stock
May 14, 2021	6,500	$43.03
May 17, 2021	134,646	$41.07
May 18, 2021	321,000	$41.52
May 20, 2021	30,847	$40.87
May 24, 2021	250,881	$40.93
May 25, 2021	249,119	$41.32
May 26, 2021	393,447	$41.32

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 28, 2021

Trip.com Group Limited

By:	/s/ Cindy Xiaofan Wang
Name:	Cindy Xiaofan Wang
Title:	Chief Financial Officer and Executive Vice President

LVSH Limited

By:	/s/ Min Cai
Name:	Min Cai
Title:	Director

Ctrip.com (Hong Kong ) Limited

By:	/s/ Cindy Xiaofan Wang
Name:	Cindy Xiaofan Wang
Title:	Director